UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Sale and Purchase Agreement

On March 11, 2022, Guardforce AI Co., Limited (the “Company”) entered into a Sale and Purchase Agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) relating to the previously proposed acquisition of Shenzhen Keweien Robot Service Co., Ltd. and Guangzhou Kewei Robot Technology Co., Ltd. from Shenzhen Kewei. This acquisition is expected to serve an integral role in the growth of Guardforce AI’s robotics as a service (RaaS) business initiative. This acquisition closed on March 22, 2022.

A press release relating to the Shenzhen Kewei closing was issued on March 22, 2022 and is attached as Exhibit 99.1 hereto.

This current report of Form 6-K and the attached Exhibit 99.1 press release are incorporated by reference into the prospectus datd February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Comission on February 9, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Closes Deal to Acquire Shenzhen Keweien & Guangzhou Kewei, dated March 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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